                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-55650


                                                           Prospectus Supplement
                                         (To Prospectus Dated February 23, 2001)


CITIGROUP GLOBAL MARKETS HOLDINGS INC.

1,500,000 2% STOCK MARKET UPTURN NOTES(SM)
BASED UPON THE DOW JONES INDUSTRIAL AVERAGE(SM)
DUE APRIL 29, 2005
$10.00 PER NOTE

- The notes bear interest at the rate of 2% per annum. We will pay interest in cash quarterly on the 29th day of each January, April, July and October, commencing on July 29, 2003.

- You will receive at maturity for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.

- The index return amount will be based on the percentage change of the Dow Jones Industrial Average during the term of the notes.

      - If the Dow Jones Industrial Average increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a cap of 8%, in the Dow Jones Industrial Average, and (c) a participation rate of 200%. Because of the appreciation cap, the index return amount cannot exceed $1.60 and the maturity payment cannot exceed $11.60 per note.

      - If the Dow Jones Industrial Average decreases, the index return amount will be negative and will equal the product of (a) $10 and
            (b) the percentage decrease in the Dow Jones Industrial Average. If the index return amount is negative, the maturity payment will be less than the $10 principal amount per note and could be zero.

      - If there is no change in the Dow Jones Industrial Average, the index return amount will be zero and the maturity payment will be $10 per note.

- The notes have been approved for listing on the American Stock Exchange under the symbol "SXD."

      INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-8.

      "Dow Jones(SM)" and "Dow Jones Industrial Average(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by Citigroup Global Markets Holdings Inc. The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation regarding the advisability of investing in the notes.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

                                                                      PROCEEDS TO
                                                                CITIGROUP GLOBAL MARKETS
                                PUBLIC          UNDERWRITING         HOLDINGS INC.
                             OFFERING PRICE       DISCOUNT         (BEFORE EXPENSES)
Per Note                      $     10.00         $   0.30            $      9.70
Total                         $15,000,000         $450,000            $14,550,000

The underwriter expects to deliver the notes to purchasers on or about April 29, 2003.

                                [CITIGROUP LOGO]

April 24, 2003

                          STOCK MARKET UPTURN NOTES(SM)
                                     SUMMARY

      This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the 2% Stock Market Upturn Notes based upon the Dow Jones Industrial Average. You should carefully read this entire prospectus supplement and the accompanying prospectus to fully understand the terms of the notes, certain information regarding how the Dow Jones Industrial Average is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Notes," which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

- Enhanced Capped Appreciation - If the ending value of the Dow Jones Industrial Average exceeds its starting value by less than 8%, your participation in the index's appreciation will be increased by the upside participation rate of 200%. If the ending value of the Dow Jones Industrial Average is 8% or greater than its starting value, your maturity payment will be capped at 116% of the principal amount of the notes.

- Current Income - The notes offer current income in the form of interest paid quarterly.

- The Dow Jones Industrial Average - The notes are linked to the Dow Jones Industrial Average, which is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry.

- Exchange Listing - Although the notes are expected to be "buy and hold" investments, they will be listed on a major exchange.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. These risks are explained in more detail in the section entitled "Risk Factors Relating to the Notes" in this prospectus supplement. Some are summarized here.

- Your Investment in the Notes May Result in a Loss if the Dow Jones Industrial Average Declines - If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average, the maturity payment you receive will be less than your initial investment, even if the value of the index exceeded the starting value at one or more times over the term of the notes.

- The Appreciation of Your Investment in the Notes Will Be Capped - The appreciation cap, together with the upside participation rate, will limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will share to 16% of the principal amount of the notes. If the ending value of the Dow Jones Industrial Average exceeds the starting value by more than 16%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the Dow Jones Industrial Average or a similar security that was directly linked to the Dow Jones Industrial Average but was not subject to an appreciation cap.

- You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop - The notes will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

- The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less Than the Amount You Originally Invest - Due to changes in the prices of and the dividend yields on the stocks underlying the Dow Jones Industrial Average, interest rates, the earnings performance of the issuers of the stocks underlying the Dow Jones Industrial Average, other economic conditions and Citigroup Global Markets Holdings' perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

- The Interest Payments on the Notes May Be Less Than the Dividends of the Stocks Underlying the Dow Jones Industrial Average - The interest payments on the notes may be less than the dividends you would receive if you held the stocks underlying the Dow Jones Industrial Average.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The notes mature on April 29, 2005 and do not provide for earlier redemption by you or by us.

     Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE INTEREST ON THE NOTES?

     The notes bear interest at the rate of 2% per annum. We will pay interest in cash quarterly on each 29th day of each January, April, July and October, commencing on July 29, 2003.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     At maturity you will receive the maturity payment and the final quarterly interest payment.

     The maturity payment will equal the sum of (A) the initial principal amount of $10 per note plus (B) the index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per note and could be zero.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

provided that the index return will not in any circumstances be greater than a cap of 8%.

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

      The upside participation rate is 200%. Because the index return is capped at 8%, the index return amount cannot exceed $1.60 and the maturity payment cannot exceed $11.60 per note.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones Industrial Average over the term of the notes), the index return amount will be zero and the maturity payment will be $10 per note.

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                               $10 * Index Return

      If the index return is negative, the index return amount will be negative and the maturity payment will be less than $10 per note and could be zero.

     The starting value will equal 8440.04, the closing value of the Dow Jones Industrial Average on April 24, 2003, the date the notes were priced for initial sale to the public.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     For more specific information about the "index return amount" and the "index return," please see "Description of the Notes -- Index Return Amount" in this prospectus supplement.

     The amount payable to you at maturity is dependent upon the performance of the Dow Jones Industrial Average during the period after the date of this prospectus supplement up to and including the date on which the ending value is determined.

     - If the Dow Jones Industrial Average increases by more than 16% during this period, you will participate in only the first 16% of the increase. The appreciation cap will limit the index return to 8% and, together with the upside participation rate of 200%, will limit your participation in the index's appreciation to 16% of the principal amount of the notes. For increases in the value of the index of more than 16%, therefore, the notes provide less appreciation than an investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average increases by between 8% and 16% during this period, the appreciation on an investment in the notes will be 16%. The index return will, because of the appreciation cap, be 8% and the upside participation rate of 200% will increase your participation in the index's appreciation to 16% of the principal amount of the notes. For increases in the value of the index equal to or greater than 8% and less than 16%, therefore, the notes provide more appreciation than an investment in an instrument directly linked to the index. For an increase in the value of the index of 16%, an investment in the notes provides the same appreciation as an investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average increases by less than 8% during this period, the index return will equal the percentage appreciation in the index, and the upside participation rate of 200% will increase your participation in the index's appreciation. For increases in the value of the index of less than 8%, therefore, the notes provide twice the appreciation of an investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average decreases during this period, the index return and index return amount will be negative. Because there is no floor on depreciation, you will participate in all depreciation in the value of the index.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Dow Jones Industrial Average is less than its starting value, at maturity you will receive less than the original principal amount of the notes, even if the value of the index exceeded the starting value at one or more times over the term of the notes. Even if the index appreciates during the term of the notes, the total yield on the notes to you may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The yield on the notes may be lower than the return on a standard debt security of comparable maturity."

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table and a graph setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples."

WHO PUBLISHES THE DOW JONES INDUSTRIAL AVERAGE AND WHAT DOES IT MEASURE?

     The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. ("Dow Jones"). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock's weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Global Markets Holdings. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange, Inc.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.

HOW HAS THE DOW JONES INDUSTRIAL AVERAGE PERFORMED HISTORICALLY?

     We have provided a table showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 1998 to March 2003, and a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of each December from 1946 through December 2002. You can find the table and the graph in the section "Description of the Dow Jones Industrial Average -- Historical Data on the Dow Jones Industrial Average" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in various economic environments; however, past performance is not necessarily indicative of how the Dow Jones Industrial Average will perform in the future. You should refer to the section "Risk Factors Relating to the Notes -- The historical performance of the Dow Jones Industrial Average is not an indication of the future performance of the Dow Jones Industrial Average" in this prospectus supplement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     In purchasing a note, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity (including as a result of acceleration or otherwise), under the terms of which contract (a) at the time of issuance of the notes the holder deposits irrevocably with Citigroup Global Markets Holdings a fixed amount of cash equal to the purchase price of the notes to assure the fulfillment of the holder's purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation, (b) until maturity Citigroup Global Markets Holdings will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the notes as compensation to the holder for Citigroup Global Markets Holdings' use of such cash deposit during the term of the notes and (c) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Global Markets Holdings in full satisfaction of the holder's obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the notes, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Global Markets Holdings in respect of the original issue of the notes will be treated as allocable in their entirety to the amount of the cash deposit attributable to such notes, and (ii) amounts denominated as interest that are payable with respect to the notes will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     The notes have been approved for listing on the American Stock Exchange under the symbol "SXD." You should be aware that the listing of the notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the notes.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the notes.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. On April 7, 2003, Citigroup Global Markets Holdings filed a Restated Certificate of Incorporation in the State of New York changing its name from Salomon Smith Barney Holdings Inc. to Citigroup Global Markets Holdings Inc. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1998 are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 2002    2001    2000    1999    1998
                                                 -----   -----   -----   -----   -----
Ratio of earnings to fixed charges.............  1.44x   1.34x   1.32x   1.46x   1.11x

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE NOTES?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the notes. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes. However, such plans will be deemed to have represented that their purchase, acquisition, holding and disposition of the notes and the transactions contemplated by this prospectus supplement do not and will not constitute a prohibited transaction under Section 4975 of the Internal Revenue Code.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-4346), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2002, and (ii) Current Reports on Form 8-K filed on January 22, 2003, April 7, 2003 and April 14, 2003.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in a conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial Average and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE DOW JONES INDUSTRIAL AVERAGE DECLINES

     The amount of the maturity payment will depend on the ending value of the Dow Jones Industrial Average. As a result, the amount you receive at maturity may be less than the amount you paid for your notes, except to the extent of the interest payable on the notes. If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average, the amount you receive at maturity for each note will be less than the $10 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss, again except to the extent of the interest payable on the notes. This will be true even if the value of the Dow Jones Industrial Average at any point during the term of the notes exceeds the starting value of the Dow Jones Industrial Average but the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average.

THE APPRECIATION OF YOUR INVESTMENT IN THE NOTES WILL BE CAPPED

     As a result of the appreciation cap of 8%, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the Dow Jones Industrial Average. The appreciation cap of 8%, together with the upside participation rate, will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will share to 16% of the principal amount of the notes. If the ending value of the Dow Jones Industrial Average exceeds the starting value by more than 16%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the Dow Jones Industrial Average or an investment in an instrument that was directly linked to the Dow Jones Industrial Average but was not subject to an appreciation cap.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE RETURN ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The amount you receive at maturity may be less than the return you could have earned on other investments. The amount of the maturity payment will depend on the ending value of the Dow Jones Industrial Average. The interest rate on the notes will be 2% per annum. If the ending value of the Dow Jones Industrial Average is less than approximately 99.82% of its starting value, the yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

THE INTEREST PAYMENTS ON THE NOTES MAY BE LESS THAN THE DIVIDENDS ON THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE

     The notes are linked to the Dow Jones Industrial Average, which is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. An investment in the notes does not entitle you to dividends paid by the issuers of these common stocks. Instead, the notes bear interest at the rate of 2% per annum, and the interest payments on the notes may be less than the dividends you would receive if you held the stocks underlying the Dow Jones Industrial Average.

THE HISTORICAL PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     The historical performance of the Dow Jones Industrial Average, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average. While the trading prices of the underlying stocks of the Dow Jones Industrial Average will determine the value of the index, it is impossible to predict whether the value of the index will fall or rise. Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock.

YOUR RETURN ON THE NOTES WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE

     Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because Dow Jones calculates the Dow Jones Industrial Average by reference to the prices of the stocks comprising the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on those stocks.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell your notes prior to maturity may be substantially less than the amount you originally invest if, at such time, the value of the Dow Jones Industrial Average is less than, equal to or not sufficiently above the value of the Dow Jones Industrial Average on the date the notes are priced for initial sale to the public. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

     Value of the Dow Jones Industrial Average. We expect that the market value of the notes will likely depend substantially on the relationship between the value of the Dow Jones Industrial Average on the date the notes are priced for initial sale to the public and the future value of the Dow Jones Industrial Average. If you choose to sell your notes when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value of the Dow Jones Industrial Average because of expectations that the Dow Jones Industrial Average will continue to fluctuate between that time and the time when the ending value of the Dow Jones Industrial Average is determined. If you choose to sell your notes when the value of the Dow Jones Industrial Average is below the value of the index on the date the notes are priced for initial sale to the public, you may receive less than your original investment.

     Volatility of the Dow Jones Industrial Average. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Dow Jones Industrial Average increases, the trading value of the notes may decrease.

     Events involving the companies comprising the Dow Jones Industrial Average. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, the value of the notes may be adversely affected because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the notes may be favorably affected.

     Interest rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease, and if

U.S. interest rates decrease, the value of the notes may increase. Interest rates may also affect the economy and, in turn, the value of the Dow Jones Industrial Average, which (for the reasons discussed above) would affect the value of the notes.

     Citigroup Global Markets Holdings' credit ratings, financial condition and results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Because Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours, potential conflicts of interest may exist between the calculation agent and you, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the notes.

     Citigroup Global Markets Inc. or an affiliate may enter into a swap agreement with one of Citigroup Global Markets Holdings' other affiliates in connection with the sale of the notes and may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                            DESCRIPTION OF THE NOTES

     The description in this prospectus supplement of the particular terms of the 2% Stock Market Upturn Notes Based Upon the Dow Jones Industrial Average Due April 29, 2005 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus.

GENERAL

     The 2% Stock Market Upturn Notes based upon the Dow Jones Industrial Average (the "notes") are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of the notes issued will be $15,000,000 (1,500,000 notes). The notes will mature on April 29, 2005, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The notes will be issued only in fully registered form and in denominations of $10 per note and integral multiples thereof.

     The payment you receive at maturity on the notes will depend on the percentage increase or decrease in the ending value of the Dow Jones Industrial Average from its starting value. If the ending value of the Dow Jones Industrial Average is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than your investment in the notes. If the ending value of the Dow Jones Industrial Average is greater than its starting value, the payment you receive at maturity will be greater than your investment in the notes. If the ending value of the Dow Jones Industrial Average exceeds its starting value by 8% or less, the appreciation on an investment in the notes will be twice the return on an instrument directly linked to the Dow Jones Industrial Average because of the upside participation rate of 200%. However, because the appreciation cap, together with the upside participation rate, limits the maximum index return amount you can receive at maturity to 16% of the principal amount of the notes, in no circumstances will the payment you receive at maturity be more than $11.60 per note.

     The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form "1.01," "2.01" and so forth, rather than "101," "201" and so forth. Section references in the accompanying prospectus should be read accordingly.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the notes and of the senior debt indenture under which the notes will be issued.

INTEREST

     The notes bear interest at the rate of 2% per annum. We will pay interest in cash quarterly on each 29th day of each January, April, July and October, commencing on July 29, 2003.

     Interest will be payable to the persons in whose names the notes are registered at the close of business on the Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

PAYMENT AT MATURITY

     At maturity, you will receive for each note a maturity payment equal to the sum of the initial principal amount of $10 per note plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the index return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value

provided that the index return is not expected to be greater than a cap of 8%.

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is 200%. Because the index return is capped at 8%, the index return amount cannot exceed $1.60 and the maturity payment cannot exceed $11.60 per note.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones Industrial Average over the term of the notes), the index return amount will be zero and the maturity payment will be the $10 principal amount per note.

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                               $10 * Index Return

       If the index return is negative, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per note and could be zero.

     The starting value will equal 8440.04, the closing value of the Dow Jones Industrial Average on April 24, 2003, the date the notes were priced for initial sale to the public.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     If no closing value of the Dow Jones Industrial Average is available on any index business day because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the closing value of the Dow Jones Industrial Average will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the closing value of the Dow Jones Industrial Average by the calculation agent in the event no such closing value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring.

     An index business day means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the notes, absent manifest error.

     A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the notes is dependent on the ending value of the Dow Jones Industrial Average, and because the ending value of the Dow Jones Industrial Average could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The graph of hypothetical maturity payments below is intended to illustrate the effect of the appreciation cap and the upside participation rate on the maturity payment. The line marked with circles shows hypothetical maturity payments for an investment of $10 in an instrument directly linked to the Dow Jones Industrial Average. The line marked with triangles shows hypothetical maturity payments for an investment in the notes, with an index return that is capped at 8% and an upside participation rate of 200%. The graph assumes a starting value of the Dow Jones Industrial Average of 8440.04.

                          MATURITY PAYMENT COMPARISON

(MATURITY PAYMENT COMPARISON GRAPH)

     The table below shows hypothetical maturity payments on the notes for a range of ending values of the Dow Jones Industrial Average. The table assumes a starting value of the Dow Jones Industrial Average of 8440.04, an appreciation cap of 8% and an upside participation rate of 200%.

         PERCENTAGE
ENDING   CHANGE OF    INDEX RETURN    MATURITY PAYMENT
VALUE    THE INDEX    ON THE NOTES        PER NOTE
------   ----------   -------------   ----------------
    0      -100.0%       -100.0%           $ 0.00
 4220       -50.0%        -50.0%           $ 5.00
 6330       -25.0%        -25.0%           $ 7.50
 6541       -22.5%        -22.5%           $ 7.75
 6752       -20.0%        -20.0%           $ 8.00
 6963       -17.5%        -17.5%           $ 8.25
 7174       -15.0%        -15.0%           $ 8.50
 7385       -12.5%        -12.5%           $ 8.75
 7596       -10.0%        -10.0%           $ 9.00
 7807        -7.5%         -7.5%           $ 9.25
 8018        -5.0%         -5.0%           $ 9.50
 8229        -2.5%         -2.5%           $ 9.75
 8440         0.0%          0.0%           $10.00
 8651         2.5%          2.5%           $10.50
 8862         5.0%          5.0%           $11.00
 9073         7.5%          7.5%           $11.50
 9115         8.0%          8.0%           $11.60
 9284        10.0%          8.0%           $11.60
 9495        12.5%          8.0%           $11.60
 9706        15.0%          8.0%           $11.60
 9790        16.0%          8.0%           $11.60
 9917        17.5%          8.0%           $11.60
10128        20.0%          8.0%           $11.60
10339        22.5%          8.0%           $11.60
10550        25.0%          8.0%           $11.60
10761        27.5%          8.0%           $11.60
10972        30.0%          8.0%           $11.60
11183        32.5%          8.0%           $11.60
11394        35.0%          8.0%           $11.60
12660        50.0%          8.0%           $11.60
16880       100.0%          8.0%           $11.60

     The examples are for purposes of illustration only. The actual index return amount will depend on the starting value and the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Dow Jones Industrial Average are included in this prospectus supplement under "Description of the Dow Jones Industrial
Average -- Historical Data on the Dow Jones Industrial Average."

DISCONTINUANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the ending value will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the notes.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the ending value, the value to be substituted for the Dow Jones Industrial Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Dow Jones Industrial Average. The calculation agent will cause notice of those daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to those values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may reduce the value of the notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones Industrial Average or a successor index is changed in any material respect, or if the Dow Jones Industrial Average or a successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the closing value with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or the successor index is modified so that the value of the Dow Jones Industrial Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Dow Jones Industrial Average), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the maturity payment, calculated as though the maturity of the notes were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the beneficial owner of notes will not be permitted to make a claim for unmatured interest and therefore, under
Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of notes will be capped at the maturity payment, calculated as though the maturity date of the notes were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of the notes at 2% per annum up to the date of the commencement of the proceeding.

     In case of default in payment at maturity of the notes, the notes shall bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

BOOK-ENTRY SYSTEM

     Upon issuance, all notes will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the prospectus under "Book-Entry Procedures and Settlement." DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the notes are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGE

GENERAL

     Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average contained in this prospectus supplement, including its composition, method of calculation and changes in its components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue or suspend publication of, the Dow Jones Industrial Average at any time.

     The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 "blue-chip" U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

     The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Global Markets Holdings. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Global Markets Holdings and has not participated in any way in the issuance of the notes.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

HISTORICAL DATA ON THE DOW JONES INDUSTRIAL AVERAGE

     The following table sets forth the closing value of the Dow Jones Industrial Average at the end of each month in the period from January 1998 through March 2003, as published by The Wall Street Journal. These historical data on the Dow Jones Industrial Average are not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the value of the notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the notes.

                                   1998       1999       2000       2001       2002      2003
                                  -------   --------   --------   --------   --------   -------
January.........................  7906.50    9358.83   10940.53   10887.36    9920.00   8053.81
February........................  8545.72    9306.58   10128.31   10495.28   10106.00   7891.08
March...........................  8799.81    9786.16   10921.92    9878.78   10403.94   7992.13
April...........................  9063.37   10789.04   10733.91   10734.97    9946.22
May.............................  8899.95   10559.74   10522.33   10911.94    9925.25
June............................  8952.02   10970.80   10447.89   10502.40    9243.26
July............................  8883.29   10655.15   10521.98   10522.81    8736.59
August..........................  7539.07   10829.28   11215.10    9949.75    8663.50
September.......................  7842.62   10336.95   10650.92    8847.56    7591.93
October.........................  8592.10   10729.86   10971.14    9075.14    8397.03
November........................  9116.55   10877.81   10414.49    9851.56    8896.09
December........................  9181.43   11497.12   10786.85   10021.50    8341.63

     The closing value of the Dow Jones Industrial Average on April 24, 2003 was 8440.04

HISTORICAL YEAR-END CLOSING VALUES

     The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof at the end of each year from 1946 through 2002. Past movements of the index are not necessarily indicative of future index values.

                                    [GRAPH]

LICENSE AGREEMENT

     The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. Dow Jones' only relationship to Citigroup Global Markets Holdings is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(SM), which is determined, composed and calculated by Dow Jones without regard to Citigroup Global Markets Holdings or the notes. Dow Jones has no obligation to take the needs of Citigroup Global Markets Holdings or the owners of the notes into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

     DOW JONES(SM) DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS HOLDINGS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP GLOBAL MARKETS HOLDINGS.

     All disclosures contained in this prospectus supplement regarding the Dow Jones Industrial Average, including its make up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the notes and who will hold the notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF

AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing a note, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity (including as a result of acceleration or otherwise), under the terms of which contract (a) at the time of issuance of the notes the holder deposits irrevocably with Citigroup Global Markets Holdings a fixed amount of cash equal to the purchase price of the notes to assure the fulfillment of the holder's purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation, (b) until maturity Citigroup Global Markets Holdings will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the notes as compensation to the holder for Citigroup Global Markets Holdings' use of such cash deposit during the term of the notes and (c) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Global Markets Holdings in full satisfaction of the holder's obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the notes, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Global Markets Holdings in respect of the original issue of a note will be treated as allocable in their entirety to the amount of the cash deposit attributable to such notes, and (ii) amounts denominated as interest that are payable with respect to the notes will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting.

     Under the above characterization of the notes, a holder's tax basis in a note generally will equal the holder's cost for that note. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

     At maturity, a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the federal income tax consequences of owning notes under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield", be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     Citigroup Global Markets Holdings believes that the Contingent Payment Regulations should not apply to the notes because those Regulations apply only to debt instruments that provide for contingent payments. The notes provide economic returns that are indexed to the performance of the Dow Jones Industrial Average, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Global Markets Holdings believes that the notes are properly characterized for tax purposes, not as debt instruments, but as capped variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Global Markets Holdings, on which interest is payable at a fixed rate. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the notes, then, among other matters, gain realized by a holder on the sale or other taxable disposition of a note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the note has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences different from those described above. Under alternative characterizations of the notes, it is possible, for example, that a note could be treated as including a debt instrument and a forward contract or two or more options.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the notes transaction. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the notes transaction. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the notes that is not a U.S. person, payments made with respect to the notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $15,000,000 principal amount of notes (1,500,000 notes).

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the notes if it purchases any of the notes.

     Citigroup Global Markets Inc. proposes to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of $0.25 per note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not in excess of $0.25 per note on sales to certain other dealers. If all of the notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and the other selling terms.

     Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the notes or any security convertible into or exchangeable for the notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the notes subject to this lock-up at any time without notice.

     The underwriting agreement provides that Citigroup Global Markets Holdings will indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933 relating to material misstatements and omissions.

     Prior to this offering, there has been no public market for the notes. Consequently, the initial public offering price for the notes was determined by negotiations among Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the notes will develop and continue after this offering.

     The notes have been approved for listing on the American Stock Exchange under the symbol "SXD."

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell notes and the underlying stocks of the Dow Jones Industrial Average in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of notes or the underlying stocks of the Dow Jones Industrial Average made for the purpose of preventing a decline in the market price of the notes or the underlying stocks of the Dow Jones Industrial Average while the offering is in progress. These activities may cause the price of the notes to be higher than would otherwise be the case in the absence of these transactions. Citigroup Global Markets Inc. is not required to engage in any of these activities and may end any of these activities at any time.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National

Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings' broker-dealer subsidiaries or affiliates in connection with offers and sales of the notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the notes and any may discontinue any market making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     The purchaser, by its purchase or other acquisition of the notes, is deemed to represent that such purchaser is not an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or any government or other plan subject to Federal, state, or local law substantially similar to the fiduciary responsibility provisions of ERISA (an "ERISA-Type Plan"). Any plan that is subject to Section 4975(e)(1) of the Internal Revenue Code that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh Plans) will be deemed to have represented, by its purchase or other acquisition of the notes, that such purchase, acquisition, holding and subsequent disposition of such notes and the transactions contemplated hereby do not and will not constitute a prohibited transaction under Section 4975 of the Internal Revenue Code.

                                 LEGAL MATTERS

     The validity of the notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Marcy Engel, Esq. Ms. Engel, General Counsel of Citigroup Global Markets Holdings, beneficially owns or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen and Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the notes. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

The accompanying prospectus relates to Citigroup Global Markets Holdings Inc., which changed its name from Salomon Smith Barney Holdings Inc. on April 7, 2003.

      You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                                   ----------


                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT
Summary Information -- Q&A ...............................................   S-3
Incorporation of Certain Documents by
Reference ................................................................   S-7
Risk Factors Relating to the Notes .......................................   S-8
Description of the Notes .................................................  S-11
Description of the Dow Jones Industrial Average ..........................  S-17
Certain United States Federal Income Tax
Considerations ...........................................................  S-19
Underwriting .............................................................  S-22
ERISA Matters ............................................................  S-23
Legal Matters ............................................................  S-23

                                   PROSPECTUS
Prospectus Summary .......................................................     2
Forward-Looking Statements ...............................................     6
Citigroup Global Markets Holdings Inc. ...................................     7
Use of Proceeds and Hedging ..............................................     8
Ratio of Earnings to Fixed Charges .......................................     9
European Monetary Union ..................................................    10
Description of Debt Securities ...........................................    11
Description of Index Warrants ............................................    18
Book-Entry Procedures and Settlement .....................................    21
Limitations on Issuances in Bearer Form ..................................    22
Plan of Distribution .....................................................    23
ERISA Matters ............................................................    25
Legal Matters ............................................................    25
Experts ..................................................................    25


                            CITIGROUP GLOBAL MARKETS
                                  HOLDINGS INC.

                                    1,500,000
                        2% STOCK MARKET UPTURN NOTES(SM)

                                   BASED UPON
                      THE DOW JONES INDUSTRIAL AVERAGE(SM)
                               DUE APRIL 29, 2005
                         ($10 PRINCIPAL AMOUNT PER NOTE)

                                   ----------

                              PROSPECTUS SUPPLEMENT
                                 APRIL 24, 2003
                           (INCLUDING PROSPECTUS DATED
                               FEBRUARY 23, 2001)

                                   ----------


                                [CITIGROUP LOGO]